FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 29, 2023	By...../s/........Sachiho Tanino.........................
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.

Notice Regarding Partial Correction to “Notice Regarding Commencement of Tender Offer by Subsidiary,” and Notice Concerning Amendment to “Notice Concerning Commencement of Tender Offer for the Shares of Tokyo Nissan Computer System Co., Ltd. (Securities Code: 3316)” by Subsidiary

August 29, 2023

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (Prime Market) and other Stock Exchanges
Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Partial Correction to “Notice Regarding Commencement of Tender Offer by Subsidiary,” and Notice Concerning Amendment to “Notice Concerning Commencement of Tender Offer for the Shares of Tokyo Nissan Computer System Co., Ltd. (Securities Code: 3316)” by Subsidiary

1.	Partial Correction to “Notice Regarding Commencement of Tender Offer by Subsidiary”

In the Notice Regarding Commencement of Tender Offer by Subsidiary dated August 10, 2023, we notified that our subsidiary, Canon Marketing Japan Inc., decided to acquire common shares in TOKYO NISSAN COMPUTER SYSTEM CO., LTD. and share subscription rights (shinkabu yoyaku-ken) through tender offer. However, as the tender offer is only for common shares, the following corrections have been made. The parts being corrected have been underlined.

(Before Correction)

Canon Inc.’s subsidiary, Canon Marketing Japan Inc. (Securities code: 8060, listed on the Prime Market of the Tokyo Securities Exchange), decided at its Board of Directors meeting held on August 9, 2023, to acquire common shares in TOKYO NISSAN COMPUTER SYSTEM CO., LTD. (Securities code: 3316, listed on the Standard Market of the Tokyo Securities Exchange) and share subscription rights (shinkabu yoyaku-ken) through tender offer as described in the attached document.

(After Correction)

Canon Inc.’s subsidiary, Canon Marketing Japan Inc. (Securities code: 8060, listed on the Prime Market of the Tokyo Securities Exchange), decided at its Board of Directors meeting held on August 9, 2023, to acquire common shares in TOKYO NISSAN COMPUTER SYSTEM CO., LTD. (Securities code: 3316, listed on the Standard Market of the Tokyo Securities Exchange) through tender offer as described in the attached document.

2.	Notice Concerning Amendment to “Notice Concerning Commencement of Tender Offer for the Shares of Tokyo Nissan Computer System Co., Ltd. (Securities Code: 3316)” by Subsidiary

Our subsidiary, Canon Marketing Japan Inc. (Securities Code: 8060, listed on the Prime Market of the Tokyo Securities Exchange), made amendments to details in a notice entitled “Notice Concerning Commencement of Tender Offer for the Shares of Tokyo Nissan Computer System Co., Ltd. (Securities Code: 3316),” dated August 9, 2023, as described in the attached document. The parts being amended have been underlined.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

This document is an English translation of a statement written originally in Japanese.

The Japanese original should be considered as the primary version.

August 29, 2023

To whom it may concern:

Company: Canon Marketing Japan Inc.
Representative: Masachika Adachi, Representative Director and President
(Code Number:8060, Prime Market of the Tokyo Stock Exchange)
Contact: Akihiro Shirone, General Manager, Accounting Division
TEL: +81-3-6719-9074

Notice Concerning Amendment to “Notice Concerning Commencement of Tender Offer for the Shares of Tokyo Nissan Computer System Co., Ltd. (Securities Code: 3316)”

Canon Marketing Japan Inc. (“Tender Offeror”) resolved to acquire common shares (“Target Company Shares”) of Tokyo Nissan Computer System Co., Ltd. (Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”); Standard Market, Securities Code 3316; hereinafter, “Target Company”) through a tender offer (“Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter, “FIEA”), and has implemented the Tender Offer since August 10, 2023. As, on August 28, 2023, the Tender Offeror received from the Japan Fair Trade Commission a notice of non-implementation of Cease and Desist Order dated August 24, 2023 and a notice of shortening of prohibition period dated August 24, 2023, the relevant portion of the Tender Offer Statement submitted on August 10, 2023 needs to be partially amended. In addition, (i) as the Tender Offeror completed the confirmation of the stock certificates, etc. of the Target held by the Specially Related Party on August 22, 2023, the relevant portion of the Tender Offer Statement needs to be amended and (ii) as the Target Company submitted the Quarterly Report for the first quarter of its 36th fiscal year (from April 1, 2023 through June 30, 2023) to the Director-General of the Kanto Local Finance Bureau on August 10, 2023, such Quarterly Report needs to be attached to the Tender Offer Statement. Accordingly, the Tender Offeror submitted the amendment statement to the Tender Offer Statement in accordance with the provisions of Article 27-8, Paragraph 2 of the FIEA.

In this connection, the Tender Offeror hereby announces partial amendment of the “Notice Concerning Commencement of Tender Offer for the Shares of Tokyo Nissan Computer System Co., Ltd. (Securities Code: 3316)” dated August 9, 2023 (“Tender Offer Commencement Press Release”) as described below.

Please note that the following amendment does not contain any change of the terms of purchase defined in Article 27-3, Paragraph 2, Item 1 of the FIEA.

The amended portions are underlined.

Amendment to the Tender Offer Commencement Press Release

2.	Overview of Tender Offer

(9) Other Conditions and Methods of Purchase

②	Conditions of Withdrawal of the Tender Offer and Details Thereof; Method of Disclosure of Withdrawal of the Tender Offer

(Before Amendment)

The Tender Offer may be withdrawn upon the occurrence of any of the events listed in Sub-items (a) through (j) and Sub-items (m) through (s) of Article 14, Paragraph 1, Item 1 and Sub-items (a) through (h) and (j) of Article 14, Paragraph 1, Item 3; and Item 4 of Article 14, Paragraph 1; and items 3 through 6 of Article 14, Paragraph 2 of the Order for Enforcement of the Financial Instruments and Exchange Act (Government Ordinance No. 321 of 1965, as amended; hereinafter, the “Enforcement Order”). Further, the “matters equivalent to the matters listed in Sub-items (a) through (i)” as set out in Sub-item (j) of Item 3 of Article 14, Paragraph 1 of the Enforcement Order signify any cases where it is found that a statutory disclosure document submitted in the past by the Target Company contains a false statement about a material matter or an omission of a material matter required to be stated.

Also, if, by the day before the expiration date of the Tender Offer Period (including in any case where this period is extended), with respect to the prior notification filed by the Tender Offeror with the Japan Fair Trade Commission pursuant to the provisions of Article 10, Paragraph 2 of the Anti-monopoly Act, (i) the Tender Offeror receives a prior notice of Cease and Desist Order from the Japan Fair Trade Commission ordering disposal of all or part of the Target Company Shares, assignment of part of its business, or any action similar to the foregoing, (ii) the Cease and Desist Period does not expire, or (iii) the Tender Offeror is subject to a petition for a court order for emergency suspension on suspicion of violating the provisions of Article 10, Paragraph 1 of the Anti-monopoly Act, the Tender Offeror may withdraw the Tender Offer as a case where “approval, etc.” as set forth in Article 14, Paragraph 1, Item 4 of the Enforcement Order could not be obtained.

Should the Tender Offeror intend to withdraw the Tender Offer, the Tender Offeror will issue electronic public notice thereof and make an announcement to that effect in the Nihon Keizai Shimbun; provided, however, that if it is difficult to issue such notice by the last day of the Tender Offer Period, the Tender Offeror will make an public announcement in the manner as set forth in Article 20 of the Ordinance and issue the public notice immediately thereafter.

(After Amendment)

The Tender Offer may be withdrawn upon the occurrence of any of the events listed in Sub-items (a) through (j) and Sub-items (m) through (s) of Article 14, Paragraph 1, Item 1 and Sub-items (a) through (h) and (j) of Article 14, Paragraph 1, Item 3 of Article 14, Paragraph 1; and items 3 through 6 of Article 14, Paragraph 2 of the Order for Enforcement of the Financial Instruments and Exchange Act (Government Ordinance No. 321 of 1965, as amended; hereinafter, the “Enforcement Order”). Further, the “matters equivalent to the matters listed in Sub-items (a) through (i)” as set out in Sub-item (j) of Item 3 of Article 14, Paragraph 1 of the Enforcement Order signify any cases where it is found that a statutory disclosure document submitted in the past by the Target Company contains a false statement about a material matter or an omission of a material matter required to be stated.

Should the Tender Offeror intend to withdraw the Tender Offer, the Tender Offeror will issue electronic public notice thereof and make an announcement to that effect in the Nihon Keizai Shimbun; provided, however, that if it is difficult to issue such notice by the last day of the Tender Offer Period, the Tender Offeror will make an public announcement in the manner as set forth in Article 20 of the Ordinance and issue the public notice immediately thereafter.

Note: The public notice of commencement of Tender Offer dated August 10, 2023, which has the same content as the Notice Concerning Commencement of Tender Offer for the Shares of Tokyo Nissan Computer System Co., Ltd. (Securities Code: 3316) and can be obtained only in Japanese, has the same amendment as above.

End of Document

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